CONFIDENTIAL TREATMENT REQUESTED BY INC RESEARCH HOLDINGS, INC.

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

October 20, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Mr. Larry Spirgel

Re:                             INC Research Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-199178

Dear Mr. Spirgel:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-199178) (the “Registration Statement”) of INC Research Holdings, Inc., a Delaware corporation (the “Company”).

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company confidentially advises the Staff that the Company currently estimates a preliminary price range of $* to $* per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $* per share.  Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated * for 1 reverse stock split. The Company expects to include the Price Range, as adjusted for the anticipated reverse stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. We are providing this information to you supplementally to facilitate your review process.

The Price Range has been estimated based, in part, upon current market conditions and input received from Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC (the “Lead Underwriters”), including discussions that took place on October 15, 2014 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During those discussions, the parties considered quantitative factors, as well as qualitative factors, such as the valuations of recently completed public offerings, the current valuations of public companies similar to the Company, similarities and differences between the Company and those companies, and recent market conditions.

For each stock option grant, the Board of Directors utilized a valuation of the Company’s common stock prepared by the Company’s significant stockholders to determine the fair value of the common stock.  The Company independently performed a contemporaneous valuation using similar methodologies.  These valuations were performed by first deriving an implied EBITDA multiple to calculate the valuation based on a range of multiples of Adjusted EBITDA of our public company competitors and recent M&A transactions.  The Company selected the EBITDA multiple as it was deemed the most appropriate valuation methodology for a highly leveraged company.   This valuation was typically performed within 30 days of each quarter end and updated within a quarter if needed based on stock option granting activity.   The following is an analysis of the fair value determination for the Company’s most recent two grants in late June and August 2014:

June 30, 2014 Stock Option Grant

In late April, after the finalization of the first quarter financial results, the Company and its Board of Directors determined the valuation of the Company’s common stock utilizing the most recent estimate for 2014 EBITDA of $* and an EBITDA multiple of *x.  This resulted in an estimated fair value in late April of $1.90 per share.

The first grant of stock options after the completion of the April 2014 valuations was the grant of 7,172,000 stock options approved by the Board of Directors on June 26, 2014, with an effective grant date of June 30, 2014.  The Company utilized the fair market value determined in late April of $1.90 per share in setting the exercise price of this grant.

In determining whether the estimated fair value of $1.90 per share remained appropriate, the Company considered the following:

•                  the Company had completed an updated forecast of its 2014 full year EBITDA in early May with an estimated range of $* to $*, which was an incremental increase to the previous forecast as of mid-April;

•                  an implied EBITDA of public company competitors and recent comparable M&A transactions remained at approximately *x between April and June;

•                  a customer cancelled a $125 million contract previously awarded to the Company immediately prior to this grant, resulting in lower than expected net awards and associated  book-to-bill ratio.  Specifically, this cancellation would result in a book-to—bill ratio of approximately 0.5x for the quarter, thereby tempering the effects of the increase to the forecast; and

•                  the Company estimated that the impact on the Company’s second half revenue and full year 2015 revenue was approximately $* and $*, respectively.  However, the Company had not completed a new forecast taking this cancellation into account for its stockholders to prepare a valuation for the Board of Directors consideration at the time of this grant.

Given these facts, the Company and its Board of Directors believed maintaining the valuation at $1.90 per share was appropriate, as any increase in value from the revised forecast prepared in April would likely be offset by a short-term decline in value attributable to lower book-to-bill ratio from the contract cancellation.  Specifically, the revised April forecast indicated an increase in value of 10 to 15%, however, the book-to-bill short-fall, when compared to the industry benchmark ratio of 1.2x indicated a 20% to 25% decrease in value.

August 2014 Stock Option Grants

On August 11, 2014, the Board of Directors updated its determination of fair value based on the most recent forecasted EBITDA of approximately $* and an EBITDA multiple of *x, resulting in a revised estimated fair value of $2.30 per share.  This revised forecast was prepared in July 2014 and showed that the Company was able to maintain the same revenue and EBITDA forecasted in April despite the $125 million cancellation in the second quarter.  Specifically, after scheduling the start dates of new awards received in the second quarter, the Company determined that these new awards had offset the loss of $20 million in 2014 revenue resulting from the cancellation.  Further, the Company updated its 2015 forecast and continued to expect double-digit revenue growth in 2015 after consideration of the cancellation.  Finally, while the Company’s book-to-bill ratio was 0.5x for the second quarter, a measure well below the 1.2x industry benchmark, the updated forecast for book-to-bill for both the third quarter and for the full year 2014 was 1.2x.  Accordingly, the Company’s Board of Directors believed that any short-term impact of a low book-to-bill should no longer impact the valuation of the Company’s common stock.

Accordingly, the 900,000 options granted to employees on August 11, 2014 with vesting effective dates of July 7, 2014 and July 15, 2014 were made at an exercise price of $2.30 per share.

IPO Price Range

As noted previously, the expected preliminary Price Range is between $* per share and $* per share.  Based on this Price Range we do not believe that there will be a significant disparity between the stock price at the time of the IPO and any of the recent grants, as the grants made on June 30, 2014 and August 11, 2014 fall within this range.  Further, at the mid-point of this range of $* per share, the expected * in value from $2.30 on August 11, 2014 of approximately *% is in line with the recent market correction within the stock market as whole and within many of the peer companies.  Please note that as discussed with the Staff, the Company expects that price range ultimately included in the Preliminary Prospectus will be narrower than the range presented herein.

Conclusion

Based on the foregoing facts and analyses, the Company respectfully submits that the pricing of its recent stock option grants is appropriate.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8849 or Faiza N. Rahman, Esq. at (212) 310-8235.

Sincerely yours,
/s/ Heather L. Emmel

Heather L. Emmel, Esq.